Exhibit 99.1

GasLog Ltd. Declares Dividend on Series A Preference Shares

Piraeus, Greece, March 16, 2020 — The Board of Directors of GasLog Ltd. (“GasLog” or “Company”) (NYSE: GLOG), approved and declared a dividend of $0.546875 per share on its 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, payable on April 1, 2020 for all shareholders of record as of March 31, 2020.

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (12 on the water and seven on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.